SUPPL

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FI[redacted]
OFFICE OF INTERNATIONAL
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

02034693

Madrid, May 2002

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1.- The Board of Directors of TELE PIZZA, S.A., has agreed, to accept the resignation to the position of board member of Mr. Claudio Boada Palleres and has appointed the current Secretary of the Board, Mr Javier Gaspar Pardo de Andrade as member of the Board of Directors, replacing Mr. Claudio Boada Palleres.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 05/28/2002 **Outstanding fact number 35617**

- The Board of Directors of TELE PIZZA, S.A., has agreed, to accept the resignation to the position of board member of Mr. Claudio Boada Palleres and has appointed the current Secretary of the Board, Mr Javier Gaspar Pardo de Andrade as member of the Board of Directors, replacing Mr. Claudio Boada Palleres.

TELE PIZZA, S.A.
Secretary's office of the Board of Directors

Spanish Stock Exchange Commission
Paseo de la Castellana, 19
28046 MADRID

ATT. D. Antonio Mas Sirvent
(General Direction of Market Supervision)
Fax no: 91/585.16.62
Number of pages: 1

COMMUNICATION OF RELEVANT EVENT

Madrid May 28th,2002.

In compliance with the provisions of Sec. 82 of the 24/1988 Act dated 28 July for the Stock Exchange, we hereby inform, for the purposes of its registration in the public records of the Spanish Stock Exchange Commission (*Comisión Nacional del Mercado de Valores*), the following relevant fact:

The Board of Directors of TELE PIZZA, S.A., in a meeting held on the 28th May, 2002, has agreed, to accept the resignation to the position of board member, due to personal reasons, of Mr. Claudio Boada Palleres. Mr Boada was also member of the Executive Committee and the Auditing and Compliance Committee. The Board of Directors has accepted his resignation and thanked him for his dedication.

Next, the Board of Directors, upon proposal of the Appointments and Remuneration Committees, has agreed, according to the recommendations included in the Governance Code, to appoint, by co-option, (under the article no. 138 of the Limited Companies Act) Mr Javier Gaspar Pardo de Andrade as member of the Board of Directors, replacing Mr. Claudio Boada Palleres. Mr Gaspar is also the Secretary of the Board. In the next General Shareholders' Meeting the ratification of said election will be proposed.

The new Board Member will continue as Secretary of the Board of Directors.

Yours Sincerely ,

By: D. Javier Gaspar Pardo de Andrade
Secretary of TELE PIZZA, S.A.